                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                  ---------------------------------------------

                        AMMENDMENT NO. 1 TO FORM 10-SB

                   General Form For Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                or 12 (g) of the Securities Exchange Act of 1934


                              CATHEL PARTNERS, LTD.
                 (Name of Small Business Issuer in Its Charter)

           Delaware                                              59-2571253
(State or Other Jurisdiction of                               (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)

                     68 Schraalenburg Road, P.O. Box 233
                      Harrington Park, New Jersey 07640

         (Address of principal executive offices, including zip code)

                                 (201) 784-5190

             (Registrant's Telephone Number, Including Area Code)

                               With copies to:
                             John J. Gitlin, Esq.
                            3008 Falls Church Lane
                            Mesquite, Texas 75149
                             Tel: (972) 289-0392

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE
                  ---------------------------------------------
                                (Title of Class)

        Securities to be registered pursuant to Section 12(g) of the Act:

                    common stock, par value $.00001 per share

                                (Title of Class)

ITEM 1            DESCRIPTION OF BUSINESS

         Cathel Partners, Ltd. (the "Company") has not engaged in any operations since 1993. The Company was incorporated in the state of Delaware on June 7, 1985 as BC Communications, Inc. Subsequent to its date of incorporation, the Company filed with the Securities and Exchange Commission a Registration Statement for the public sale of 25,000,000 units consisting of 25,000,000 shares of common stock, $0.00001 par value and 50,000,000 warrants to purchase 50,000,000 shares of the Company's common stock. The effective date of the Prospectus and Registration Statement was September 18, 1985. Initially, the Company intended upon completion of the offering and through the utilization of the proceeds from the offering, to engage in the business of developing, producing, and distributing programming of a talk and interview format for commercial, cable and pay television markets. Following the offering the Company exhausted its funds on the incomplete production of a show and decided to seek other business opportunities which would offer growth and development.

         On February 14, 1987, the Company acquired 73.75 percent of Kinetic Systems, Inc. ("Kinetic Systems"), a Delaware corporation, which was in the process of developing a closed chamber, forced hot air, liquid heating system for use in residential and commercial buildings and in 1988 the Company purchased the remaining 26.25 percent of Kinetic Systems. Thereafter, through Kinetic Systems, the Company pursued development of the heating system. In 1990, Kinetic Systems entered into a technology and patent license agreement with a Michigan based manufacturer pursuant to which the manufacturer was granted a limited license to develop, manufacture and market the Kinetic heating system apparatus. The agreement subsequently expired by its own terms in 1992 due in large part to the manufacturer's inability to complete development of the heating system.

         On January 28, 1993, the Company sold all of its shares in Kinetic Systems to the Barrister Group, Ltd., for $100,000. The Company has been inactive since 1993.

         In November 1994, the Company, by amendment to its certificate of incorporation, changed its name to Cathel Partners, Ltd.

         In January 1995, the Company recorded a 1,000 to 1 reverse stock split reducing the number of shares outstanding to 469,423.

         In 1999, the Company decided to engage in the pursuit of seeking a partnership with a viable business entity. The primary activity of the Company will involve seeking business opportunity candidates which it can acquire or with whom it can merge. The Company has not selected any company for acquisition or merger and does not intend to limit potential acquisition candidates to any particular field or industry, but does retain the right to limit acquisition or merger candidates, if it so chooses, to a particular field or industry. The Company is currently in a development stage of its business.

         The proposed business activities classify the Company as a "blank check" company. The Securities and Exchange Commission defines such companies as "any development stage company that is issuing a penny stock (within the meaning of section 3 (a)(51) of the Securities Exchange Act of 1934) and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any further efforts to cause a market to develop in the Company's securities other than, upon its becoming a reporting company, to complete the application process with the National Association of Securities Dealers to be listed on the NASDAQ Bulletin Board. The Company does not intend to undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan. On March 10, 2000 the Company completed a private placement with its major shareholder which resulted in the Company receiving $15,000.00, which management feels will be sufficient to fund the Company's efforts to become a reporting and listed company. There is, however, no assurances that the Company will be accepted for listing on the NASDAQ Bulletin Board. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

         The Company is filing this Form 10SB on a voluntary basis. It has no obligation to do so under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company believes that by filing such Form 10SB and being obligated to file reports pursuant to Section 13 of the Exchange Act, and by being listed on the NASDQ Bulletin Board, the Company will best position itself as an attractive partner for potential merger or acquisition companies of greater financial value with a history of success. While the Company believes it will be a more attractive acquisition candidate, there is no assurance that the foregoing assumption is correct. Further, effective January 4, 1999, in order to become listed for trading on the Bulletin Board operated by the National Association of Securities Dealers, Inc., the Company must be filing reports with the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Exchange Act.

         The Company believes that there is a demand by non-public corporations for shell corporations that have a public distribution of securities, such as the Company. The Company believes that demand for shells has increased dramatically since the Securities and Exchange Commission (the "Commission") imposed additional requirements upon "blank check" companies pursuant to Reg. 419 of the Securities Act of 1933 (the "Act"). According to the Commission, Rule 419 was designed to strengthen regulation of securities offerings by blank check companies, which Congress has found to have been a common vehicle for fraud and manipulation in the penny stock market. See Securities Act Releases No. 6891 (April 17, 1991), 48 SEC Docket 1131 and No. 6932 (April 13, 1992) 51 Docket
0382, SEC Docket 0382. The foregoing regulation has decreased, substantially, the number of "blank check" offerings filed with the Commission, and as a result has stimulated an increased demand for shell corporations. While the Company has made the foregoing assumption, there is no assurance that the same is accurate or correct and accordingly, no assurance that the Company will be acquired by or acquire an existing non-public entity. Furthermore, any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.


Forward Looking Statements

         Certain statements contained in this Registration Statement discuss potential future events and/or transactions concerning the Company and may be deemed to be forward looking statements. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company strongly urges the reader of this Registration Statement to carefully read and consider the risk factors and other cautionary statements identified by the Company in conjunction with the discussions by the Company of the forward looking statements.


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
Risk Factors.

         The Company's business is subject to numerous risk factors which include the following:

     1. No Operating History or Revenue and Minimal Assets. We have had no recent operating history nor any revenues or earnings from operations since its inception. The Company has no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

     2. Assets of the Corporation. The Company has no substantial, material, tangible assets as of the filling date of this registration statement. Its present assets are extremely limited. Any business activity that the Company eventually undertakes may require substantial capital.

     3. Speculative Nature of Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the companies with which the Company may merge or which it acquires. While management intends to seek a merger or acquisition of privately held entities with established operating histories, there can be no assurance that the Company will be successful in locating an acquisition candidate meeting such criteria. In the event the Company completes a merger or acquisition transaction, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the successor firm and numerous other factors beyond the Company's control.

     4. Dilution in Merger or Acquisition Transaction. The Company's plan of operation is based upon a merger with or acquisition of a private concern, which in all likelihood would result in the Company issuing securities to shareholders of any such target concern. The issuance of previously authorized and unissued Common Stock of the Company would result in substantial dilution to present and prospective shareholders of the Company, which may necessarily result in a change in control or management of the Company.

     5. Impact of Limited Time Devoted to the Company. Opportunities available to the Company for mergers or acquisitions may be lost or delayed as a result of the limited amount of time devoted to the Company by management. As a result, an acquisition or merger may never take place.

     6. No Business Plan. The Company has not identified the business opportunities in which it will attempt to obtain an interest. The Company therefore cannot describe the specific risks presented by such business. In general, it may be expected that such business will present such a level of risks that conventional bank financing would not be available on favorable terms. Such business may involve an unproven product, technology or marketing strategy, the ultimate success of which cannot be assured. The acquired business opportunity may be in competition with larger, more established firms over which it will have no competitive advantage. The Company's investment in a business opportunity may be expected to be highly illiquid and could result in a total loss to the Company if the opportunity is unsuccessful.

     7. Company's Securities are Subject to Penny Stock Rules. The Company's shares are "penny stocks" consequently they are subject to Securities and Exchange Commission regulations which impose sales practice requirements upon broker/dealer.

     8. Conflicts of Interest. All of the Directors are associated with other firms or occupations involving a range of business activities. Because of these affiliations and because these individuals will devote only a minor amount of time to the affairs of the Company. There are potential inherent conflicts of interest in their acting as Directors and Officers of the Company. All of the Company's Directors and Officers are Officers and/or Directors of the majority shareholder of the Company and are or may be Directors and/or Officers of other entities engaged in a variety of businesses which may in the future have various transactions with the Company. Additional conflicts of interest and non-arm's length transactions may also arise in the future in the event the Company's Officers or Directors are involved in the management of any firms with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with or an acquisition of any entity with which any of the Officers or Directors serve as Officers, Directors or partners or in which they or their family member own or hold an ownership interest. Business combinations with entities owned or controlled by affiliates or associates of the Company will not be considered, however, securities owned or controlled by the affiliates and associates of the Company may be sold in the business combination transaction without affording all existing shareholders a similar opportunity. A buy-out of the Company's majority shareholder's share could occur by an offer from a merger/acquisition candidate.

     9. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. Investors who anticipate the need of an immediate income from their investment in the Company's Common Stock should refrain from the purchase of the Company's securities.

     10. Scarcity of and Competition for Merger or Acquisition Prospects. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of small private entities. A large number of established and well financed entities, including venture capital firms, are active in mergers and acquisitions of private companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company, and consequently, the Company will be at a competitive disadvantage in identifying possible merger or acquisition candidates with numerous other small public companies.

     11. No Agreement for Business Combination or Other Transaction. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, or acquisition of, any entity private or public. There can be no assurance the Company will be successful in identifying and evaluating suitable merger or acquisition candidates or in concluding a merger or acquisition transaction. Management has not identified any specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a merger or acquisition on favorable terms.

     12. Lack of Market Research or Marketing Organization. The Company has neither conducted nor has the Company engaged other entities to conduct market research such that management has assurance market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such transaction.

     13. Impracticability of Exhaustive Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Therefore, management decisions will likely be made without detailed feasibility studies, independent


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
analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. There are numerous individuals, publicly held companies, and privately held companies seeking merger and acquisition prospects. There is significant competition among such groups for attractive merger and acquisition prospects. However, the number of suitable and attractive prospects is limited and the Company may find a scarcity of suitable companies with audited financial statements seeking merger partners of the type and size of the Company.

     14. Possible Lack of Diversification. The Company may be unable to diversify its business activities, which creates the possibility of a total loss to the Company and its shareholders should an acquisition by the Company prove to be unprofitable. The Company's failure or inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and, therefore, increase the risks associated with the Company's operations.

     15. The Company May Pay a Finder's Fee. In connection with a merger/acquisition, the Company may issue "restricted" shares of the Company's Common Stock to finders. A finder's fee will not be paid, however, to any officer, director, shareholder or other affiliated party. At the present time, there are no plans to pay any finder's fees.

     16. Issuance of Additional Shares. The Board of Directors has the power to issue shares and may do so in an exchange offer or a stock for stock exchange agreement. The Company may also issue additional shares of Common Stock pursuant to a plan and agreement of merger with a private corporation. Although the Company presently has no commitments, contracts or intentions to issue any additional shares to other persons, the Company may in the future attempt to issue shares to acquire products, properties or businesses, or for other corporate purposes.

     17. Lack of Public Market for Securities. At present, no market exists for the Company's securities and there is no assurance that a regular trading market will develop and if developed, that it will be sustained. A market for the securities cannot develop until a merger or acquisition has been concluded. A purchaser of stock may, therefore, be unable to resell the securities offered herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

     18. Change of Control. As part of the acquisition of a business opportunity, some or all of the current Board of Directors may resign after appointing their successors, without shareholder approval. The acquisition of an opportunity may also involve the issuance of a majority of the Company's stock to promoters of the opportunity. In such event, purchasers of shares offered hereunder would be unable to elect or remove Directors against the wishes of such promoters.

     19. Year 2000 Disclosure. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. As a result, many companies will be required to undertake major projects to address the Year 2000 issue. Because the Company has no assets, including any personal property such as computers, it is not anticipated that we will incur any negative impact as a result of this potential problem. However, it is possible that this issue may have an impact on us after we successfully consummate a merger or acquisition. Management intends to address this potential problem with any prospective merger or acquisition candidate. There can be no assurances that new management of the Company will be able to avoid a problem in this regard after a merger or acquisition is consummated.

                  ITEM 2. Management's Discussion and Analysis.

     The Company was formed on June 7, 1985, under the laws of the State of Delaware. The Company was formed under the name of BC Communications, Inc. In 1985, the Company conducted an offering and used the proceeds from the offering, to engage in the business of developing, producing, and distributing programming of a talk show and interview format for commercial, cable and pay television markets. Following the offering the Company exhausted its funds on the incomplete production of a show and decided to seek other business opportunities which would offer growth and development. On February 14, 1987, the Company acquired 73.75 percent of Kinetic Systems, Inc. ("Kinetic Systems"), a Delaware corporation, which was in the process of developing a closed chamber, forced hot air, liquid heating system for use in residential and commercial buildings. Through Kinetic Systems, the Company pursued development of the heating system. In February, 1990, Kinetic Systems entered into a technology and patent license agreement with a Michigan based manufacturer pursuant to which the manufacturer was granted a limited license to develop, manufacture and market the Kinetic heating system apparatus. The agreement subsequently expired by its own terms due in large part to the manufacturer's inability to complete development of the heating system. On January 28, 1993, the Company sold 100 percent of the issued and outstanding Kinetic Systems shares to the Barrister Group, Ltd., for $100,000. The Company has been inactive since 1993.

Development stage activities.

     The following discussion relates to the results of the Company's operations to date, and the Company's financial condition:

     For the next 12 months, the Company plans to devote its efforts to seeking a viable business opportunity. The Company anticipates that its results of operations may fluctuate for the foreseeable future due to several factors, including whether operating results would also be adversely affected by the Company's inability to locate a profitable business venture. Because the Company is desiring to increase its operating expenses for personnel and other general and administrative expenses, the Company's operating results would be adversely affected if either a viable business opportunity could not be developed or located. The Company's limited operating history makes accurate prediction of future operating results difficult or impossible.

     The Company has been a development stage enterprise since its date of inception in 1985 to December 31, 1999. During this period, management had devoted the majority of its efforts to seeking new business opportunities or to develop a new business and finding a management team to continue the process of completing its and obtaining sufficient working capital through loans and equity through a private placement offering. These activities were funded by the Company's management.

Results of operations.

For the year months ended December 31, 1999 as compared to the year ended December 31, 1998

     The company has remained inoperative. Sales, costs of goods sold, gross profit, operating expenses and net profit were $-0- for both the year ended December 31, 1998 and 1999. The activities of the Company during the year ended December 31, 1998 and 1999. consisted of preparing and filing corporate income tax returns and filings for the Securities and Exchange Commission.

The Company's general and administrative costs aggregated approximately $12,843 for the year ended December 31, 1999 as compared to $72 for the year ended December 31, 1998 representing an increase of $12,771. This increase represents office expenses of $3,843 and the accruing of rent of $3,000 and officer's salary of $6,000.

For the three months ended March 31, 2000 as compared to the three months ended March 31, 1999

     The company has remained inactive. Sales, costs of goods sold, gross profit, operating expenses and net profit were $-0- for both the three months ended March 31, 1999 and 2000. The activities of the Company during the three months ended March 31, 1999 and 2000 consisted of preparing and filing corporate income tax returns and filings for the Securities and Exchange Commission.

The Company's general and administrative costs aggregated approximately $5,423 for the three months ended March 31, 1999 as compared to $18 for the three months ended March 31, 1999 representing an increase of $5,405. This increase represents professional fees of $3,000 and the accruing of rent of $750, officer's salary of $1,500 and office expense of $173.

Liquidity And Capital Resources

         As of December 31, 1999, the Company's cash balance was $273 and working capital was negative at $19,498 consisting of cash of $273 and less accrued liabilities of $19,771.

Net (loss) from operations amounted to $(12,843) for the year ended December 31, 1999 due to increases general and administrative expenditures related to the accruing of $3,000 in rent, $6,000 in officer salaries and $3,843 primarily due to the stock transfer agent.

         As of March 31, 2000, the Company's cash balance was $1,323 and working capital was negative at $8,721 consisting of cash of $1,323 and less accrued liabilities of $10,044.

         Net (loss) from operations amounted to $(5,423) for the three months ended March 31, 2000. Cash was provided through the sale of 3,000,000 shares of common stock to HITK Corporation for an aggregate consideration of $15,000 or $.0005 per share. HITK Corporation is under common management control with the principals of the Company.

     The Company's primary short-term needs are to seek sufficient capital to continue the search for a viable business opportunity.

     The Company expects its capital requirements to increase over the next several years as it expands its search for either a viable business opportunity or to develop a profitable business strategy. The Company's future liquidity and capital funding requirements will depend on numerous factors, including the extent to which the Company's efforts to either find a viable business opportunity or to develop a profitable business, the timing of regulatory actions, if any, regarding the Company's entrance into the business, the costs and timing of expansion of the Company's entrance into that business and the timing of hiring additional management to operate that business.

     The Company believes that it must raise additional cash and cash from either its operations or from the personal resources of management to satisfy its funding needs for at least the next 12 months. Thereafter, if cash generated from operations or the personal resources of management is insufficient to satisfy the Company's working capital and capital expenditure requirements, the Company may be required to sell additional equity or debt securities or obtain additional funds. There can be no assurance that such financing, if required, will be available on satisfactory terms, if at all.

         Income tax: As of March 31, 2000, the Company had a tax loss carry-forward of $1,310,205. The Company's ability to utilize its tax credit carry-forwards in future years will be subject to an annual limitation pursuant to the "Change in Ownership Rules" under Section 382 of the Internal Revenue Code of 1986, as amended. However, any annual limitation is not expected to have a material adverse effect on the Company's ability to utilize its tax credit carry-forwards.

ITEM 3.   DESCRIPTION OF PROPERTY.

          The Company's executive offices are currently located at 68 Schraalenburg Road, Harrington Park, New Jersey, under a month to month sub-lease with Power Tech Services, Inc. The Company pays rent of $250.00 per month for the leased space. Mr. Robert Schuck who is President and Director of the Company acts as a consultant to Power Tech. Mr. Schuck receives no benefit from the sub-lease of the property by the Company.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information regarding the beneficial ownership of common stock, the only class of securities of the Company, by (i) each person known by the Company to beneficially own more than five percent of the Company's common stock; (ii) each director and executive officer of the Company; and (iii) all current directors and executive officers of the Company as a group.

                                Name and                           Amount and
  Title of                     Address of                           Nature of             Percentage
    Class                   Beneficial Owner                  Beneficial Ownership        of Class*
  --------                  ----------------                  --------------------        ----------
common stock, par          HITK Corporation                   3,250,050                   87.6 %
value $.00001              68 Schraalenburg Road
per share                  Harrington Park, New Jersey 07640                              Direct

   *Based on 3,709,423 shares issued and outstanding as of the filing date of this registration statement.

           The number of shares of common stock of the Company owned by the Directors and Executive Officers of the Company as of the filing date of this registration statement is as follows:

                                Name and                           Amount and
  Title of                     Address of                           Nature of             Percentage
    Class                   Beneficial Owner                  Beneficial Ownership        of Class*
  --------                  ----------------                  --------------------        ----------
common stock, par          Robert N. Schuck                   3,370,155 shares(1)(2)        90.8%
value $.00001              85 Somerset Road
per share                  Norwood, New Jersey 07648                                        Direct

common stock, par          John J. Gitlin                     3,370,105 shares(1)(2)(3)     90.8%
value $.00001              3008 Falls Church Lane
per share                  Mesquite, Texas 75149                                            Direct


common stock, par          Herbert Maslo                      3,250,050 shares(1)(2)        87.6%
value $.00001              9 Kathy Lane
per share                  Warren, New Jersey 07060                                         Indirect

All Officers and Directors as
a Group (3 persons)                                           3,490,205 shares (1)(2)       91.3 %

*     Based on 3,709,423 shares issued and outstanding.

(1) For purposes of this table, beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and generally includes voting or investment power with respect to securities.

(2) Robert Schuck and John Gitlin who respectively hold the positions of President and Vice President/Secretary-Treasurer and Directors and Herbert Maslo who holds the position of Director of the Company hold identical positions with HITK Corporation ("HITK") which holds a majority shareholder interest in the Company of 87.6%, and therefore are deemed to be beneficial owners of the shares held by HITK.

(3) Includes 50 shares held as trustee of a testamentary trust for the benefit of Mr. Gitlin's sister. Does not include 50 shares which are held in trust for the benefit of Mr. Gitlin as to which beneficial ownership is disclaimed.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

      (a) Directors and Executive Officers.

      Directors of the Company serve for a term of one year or until their successors are elected. Officers are appointed by, and serve at the pleasure of, the Board. The Directors and Executive Officers of the Company are as follows:

Robert N. Schuck, age 63. President and Director. Mr. Schuck has been President and a Director of the Company since February 1987. Mr. Schuck has been a Director of Power Tech Systems, Inc. since September 1988. He held the position of Executive Vice President of eGlobe, Inc. from 1989 to 1997 and Director from 1989 to 1995. Mr. Schuck since 1986 has been the President and a Director of HITK Corporation.

Herbert Maslo, age 62. Herbert Maslo has been a Director of the Company since March 1994. Mr. Maslo has been, since 1990, a Director of HITK Corporation . He has also been a Director of Power Tech Systems, Inc. since 1990 and was its President from 1990 to 1995. Prior to that, Mr. Maslo was employed by New York Telephone, a division of Nynex for 23 years where he held various engineering positions including central office planning, installations and engineering as a project manager. Mr. Maslo holds a B.A. degree in Mechanical Engineering from the Newark College of Engineering.

     John Gitlin, age 57. Mr. Gitlin has been Vice President/ Secretary-Treasurer and a Director of the Company since May 1998. From 1978 to 1982, Mr. Gitlin held the position of staff attorney with the United States Department of Justice, Antitrust Division. From 1982 through April of 1994, he was a partner in the law firm of Fischer, Gitlin & Sanger in Dallas, Texas. From May 1994 to September, 1997, Mr. Gitlin held the position of Secretary with eGlobe, Inc. Mr. Gitlin has been a Director since January 1997 and Vice President/ Secretary-Treasurer since October 1997 of HITK Corporation.

(b) Significant Employees.

   There are no other employees of the Company other than its executive officers, John Gitlin and Robert Schuck.

(c) Family relationships.

      There are no family relationships among the present directors or officers of the Company and there are presently no nominees or persons chosen by the Company to become executive officers or directors of the Company.

(d) Involvement in certain legal proceedings.

      During the past five years, none of the directors or officers of the Company (i) has had any bankruptcy petitions filed by or against them, (ii) has been convicted in a criminal proceeding or been subject to a pending criminal proceeding, (iii) has been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; nor (iv) has been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6.  EXECUTIVE COMPENSATION.

         On March 14, 2000 the Company entered into employment agreements with its two executive officers, Robert Schuck, President and John Gitlin, Vice President/ Secretary-Treasurer, under the terms of which each was granted the right to purchase 120,000 shares of the Company's stock at a purchase price of $.005 per share. The employment agreements further provide that each officer is to be paid a monthly salary of $250.00. The Company relied on the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, for the issuance of the shares of common stock to Mr. Gitlin and Mr. Schuck. All of the shares issued were issued for investment purposes in a private transaction and are restricted shares as defined in Rule 144 under the '33 Act, as amended. These shares may not be offered for public sale except under Rule 144, or other exemptions from registration which may be applicable pursuant to the '33 Act.

         No retirement, pension, profit sharing, stock option plans or other compensatory programs have been adopted by the Company for its officers or directors.

         Directors serve without fees or any other compensation for their services.

         No Officer and Director is entitled to any finder or other fees for any services performed by them in finding a merger or acquisition candidate for the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         On March 10, 2000 the Company entered into a private placement, pursuant to Section 4(2) under the Securities Act of 1933 with HITK Corporation ("HITK") under which HITK purchased a total of 3,000,000 shares of the Company's common stock at a purchase price of $.005 per share. Prior to the sale, HITK held a total of 250,050 shares of the Company's common stock or 53.2 % of the outstanding shares.

Robert Schuck, President and John Gitlin Vice President/ Secretary-Treasurer and Directors and Herbert Maslo a Director of the Company hold identical positions with HITK and therefore would be deemed to have an indirect material interest in the transaction. Additionally, Mr. Gitlin and Mr. Schuck hold in the aggregate 53.2% of the outstanding shares of HITK.

On March 14, 2000 the Company entered into employment agreements with its two executive officers, Robert Schuck, President and John Gitlin, Vice President/ Secretary-Treasurer, under the terms of which each was granted the right to purchase 120,000 shares of the Company's stock at a purchase price of $.005 per share. The employment agreements further provide that each officer is to be paid a salary of $250.00 per month.

         (b) As of filing date of this registration statement, HITK Corporation holds a total of 3,250,050 shares of the Company's common stock which represents
87.6 % of the issued and outstanding shares.


      (c) Transactions with Promoters.

            None.


ITEM 8.  DESCRIPTION OF SECURITIES.

         (a)     common stock

         The Company is authorized to issue up to 500,000,000 shares of common stock, par value $.00001 per share ("common stock"), of which 3,709,423 shares are issued and outstanding. Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There are no preemptive rights nor cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of common stock are entitled to receive ratably, dividends when, as, and if declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution, or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding common stock is validly authorized and issued, fully paid, and nonassessable.


         (b) Preferred Stock

                  None


         (c) Change in Control Provisions.

         There are no provisions in the Company's Certificate of Incorporation which would delay, defer or prevent a change in control of the Company. There are provisions in the Company's By-Laws which may be deemed to delay or defer a change in control. These include (i) that no special meeting may be called by stockholders unless a request is made in writing by shareholders holding at least sixty-six and two thirds of the issued and outstanding shares of the Company's common stock and entitled to vote; (ii) nominations of persons for election to the Board of Directors may only be made by a stockholder delivering notice to the Company at least 60 days prior to the annual or a special meeting called for the purpose of electing a director or not later than 10 days following the date on which the Company announces the special or annual meeting and providing in the notice all information relating to such person that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934, including such person's written consent to be nominated and to serve if elected; (iii)any proposal by a stockholder of business to be considered at an annual meeting must also be delivered to the Company within the same time limitations set for nominations of persons for election to the Board and must include a brief description of the proposed business to be considered, the reasons for conducting such business and any material interest in such business of such stockholder.

                                    PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         (a) Market information.

         There is presently no trading market for the Company's common stock and there has been no trading market since at least 1994. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. The Company has caused to be filed a Form 211 with the National Association of Securities Dealers ("NASD") to permit the Company's common stock to be quoted on the NASDQ Bulletin Board, which is currently pending. Subject to approval of the NASD, the Company's shares of common stock will trade on the Bulletin Board under the symbol BCCM, if available. There are no outstanding options or warrants to purchase or securities convertible into the Company's common stock.

Market Price

         The Company's common stock is not quoted at the present time. The Securities and Exchange Commission has adopted a Rule which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         Effective January 4, 1999, the National Association of Securities Dealers, Inc. (the "NASD") requires that companies listed for trading on the Bulletin Board must file a Form 10-SB that must become effective by operation of law and have no outstanding comments before trading may commence.

Transfer Agent

         American Stock Transfer & Trust Co., 40 Wall Street, New York, New York 100005, currently acts as the Company's transfer agent.

      (b) Holders.

        According to the Company's transfer agent, there are 831 shareholders of record of the Company's common stock.

         (b) Dividends.

         The Company has not paid any dividends since its inception and does not anticipate paying any dividends in the foreseeable future.

ITEM 2.   LEGAL PROCEEDINGS.

          The Company is not presently a party to any pending litigation or proceeding nor, to the knowledge of management, is any litigation or proceeding threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

            None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         On March 10, 2000 the Company entered into a private placement, pursuant to Section 4(2) under the Securities Act of 1933 (the"33 Act") with HITK Corporation ("HITK") under which HITK purchased a total of 3,000,000 shares of the Company's common stock at a purchase price of $.005 per share or a total purchase price of $15,000.00. The Company relied on exemptions provided by
Section 4(2) of the '33 Act, as amended, for the issuance of the shares of common stock. All of the shares issued were issued for investment purposes only in a private transaction and are restricted shares as defined in Rule 144 under the '33 Act, as amended. These shares may not be offered for public sale except under Rule 144, or other exemptions from registration which may be applicable pursuant to the '33 Act.



On March 14, 2000, pursuant to rights granted to them under the terms of their respective employment agreements with the Company, the Company's two executive officers, Robert Schuck and John Gitlin each purchased 120,000 shares of the Company's stock. Sale of the shares was pursuant to Section 4(2) of the '33 Act. All of the shares issued were issued for investment purposes only in a private transaction and are restricted shares as defined in Rule 144 under the '33 Act, as amended. These shares may not be offered for public sale except under Rule 144, or other exemptions from registration which may be applicable pursuant to the '33 Act.

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         Both the Certificate and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware General Corporation Law.

PART F/S

                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775
                               FAX (973) 790-8845

To The Board of Directors and Shareholders of Cathel Partners Ltd. (a development stage company)

I have audited the accompanying balance sheet of Cathel Partners Ltd. (a development stage company) as of December 31, 1999 and the related statements of operations, cash flows and shareholders' equity for the years ended December 31, 1998 and 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

       I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

       In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cathel Partners Ltd. (a development stage company) as of December 31, 1999 and the results of its operations, shareholders equity and cash flows for the years ended December 31, 1998 and 1999 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that Cathel Partners Ltd. (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since the date of reorganization and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Cathel Partners Ltd. (a development stage company) to continue as a going concern.



                             Thomas P. Monahan, CPA
March 5, 2000
Paterson, New Jersey

                              CATHEL PARTNERS, LTD.
                                  BALANCE SHEET
                                 MARCH 31, 2000

                                                                                                 March 31,
                                                                               December 31,        2000
                                                                                   1999          Unaudited
                                                                                   ----          ---------
                                   ASSETS
Current assets
  Cash                                                                                   $273          $1,323
                                                                                         ----          ------
  Total current assets                                                                    273           1,323


Total assets                                                                             $273          $1,323
                                                                                         ====          ======


                                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable and accrued expenses                                               $19,771         $10,044
                                                                                      -------          -----
  Total current liabilities                                                            19,771          10,044


Stockholders' equity
  Common Stock authorized 500,000,000 shares, $0.00001 par value each. At
December 31, 1999 and March 31, 2000, there are 469,427 and 3,709,427
shares outstanding respectively.                                                            5              37
Additional paid in capital                                                          1,285,279       1,301,447
Deficit accumulated during the development stage                                  (1,304,782)     (1,310,205)
                                                                                  -----------     ----------
Total stockholders' equity                                                           (19,498)         (8,721)
                                                                                     --------         -----
Total liabilities and stockholders' equity                                               $273          $1,323
                                                                                         ====          ======

                 See accompanying notes to financial statements.
                                       F1

                              CATHEL PARTNERS, LTD.
                            STATEMENT OF OPERATIONS

                                                                                                                    For the period
                                                                              For the three       For the three     from inception,
                                                 For the        For the        months ended       months ended     June 7, 1985, to
                                                year ended     year ended       March 31,           March 31,          March 31,
                                               December 31,   December 31,         1999               2000               2000
                                                   1998           1999          Unaudited           Unaudited          Unaudited
                                                   ----           ----          ---------           ---------          ---------
Revenue                                                $-0-           $-0-               $-0-                $-0-              $-0-

Costs of goods sold                                     -0-            -0-                -0-                 -0-               -0-
                                                        ---            ---                ---                 ---               ---

Gross profit                                            -0-            -0-                -0-                 -0-               -0-

Operations:
  General and administrative                             72         12,843                 18               5,423         1,310,205
  Depreciation and amortization                         -0-            -0-                -0-                 -0-               -0-
                                                        ---            ---                ---                 ---               ---
  Total expense                                          72         12,843                 18               5,423         1,310,205

Loss from operations                                   (72)       (12,843)               (18)             (5,423)       (1,310,205)


Net income (loss)                                     $(72)      $(12,843)              $(18)            $(5,423)      $(1,310,205)
                                                      =====      =========              =====            ========      ============

Net income (loss) per share -basic                  $(0.00)        $(0.03)            $(0.00)             $(0.01)           $(1.27)
                                                    =======        =======            =======             =======           =======
Number of shares outstanding-                       469,427        469,427            469,203             739,427           739,427
basic                                               =======        =======            =======             =======           =======





                 See accompanying notes to financial statements.
                                       F1

                              CATHEL PARTNERS, LTD.
                        STATEMENT OF STOCKHOLDERS EQUITY

                                                                                         Deficit
                                      Common          Common        Additional      accumulated during
Date                                   Stock           Stock      paid in capital    developent stage      Total
----                                ------------    ------------  ---------------    ----------------      -----
Balance December 31, 1997                  469,427             $5      $1,285,279           $(1,291,867)        $417
Net loss                                                                                            (72)        (72)
                                                                                                    ----        ----
Balance December 31, 1998                  469,427              5       1,285,279            (1,291,939)       6,655
Net loss                                                                                        (12,843)    (12,843)
                                                                                                --------    --------
Balance December 31, 1999                  469,427             $5      $1,285,279           $(1,304,782)   $(19,498)

Unaudited

Sale of shares                           3,000,000             30          14,970                             15,000
Issuance of shares for services            240,000              2          $1,198                             $1,200
Net loss                                                                                         (5,423)     (5,423)
                                                                                                 -------     -------
Balances March 31, 2000                  3,709,427            $37      $1,301,447           $(1,310,205)    $(8,721)
                                         =========            ===      ==========           ============    ========

                 See accompanying notes to financial statements.
                                       F1

                              CATHEL PARTNERS, LTD.
                             STATEMENT OF CASH FLOWS

                                                                                                                    For the period
                                                                              For the three       For the three     from inception,
                                                 For the        For the        months ended        months ended    June 7, 1985, to
                                                year ended     year ended       March 31,           March 31,          March 31,
                                               December 31,   December 31,         1999               2000               2000
                                                   1998           1999          Unaudited           Unaudited          Unaudited
                                                   ----           ----          ---------           ---------          ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                    $(72)      $(12,843)              $(18)            $(5,423)      $(1,310,205)
Adjustments to reconcile net loss to cash
used in operating activities
  Shares issued for accrued salaries                                                                                           1,200
  Depreciation                                           -0-            -0-                                    -0-               -0-
  Accounts payable and accrued expenses                  -0-         12,771                                (8,527)            10,044
                                                         ---         ------                                -----              -----
TOTAL CASH FLOWS FROM OPERATIONS                        (72)           (72)               (18)            (13,950)       (1,298,961)
CASH FLOWS FROM FINANCING ACTIVITIES
  Sale of common stock                                                                                      15,000         1,300,284
                                                                                                            ------         ---------
TOTAL CASH FLOWS FROM FINANCING ACTIVITIES               -0-            -0-                                 15,000         1,300,284

TOTAL CASH FLOWS FROM INVESTING ACTIVITIES               -0-            -0-

NET INCREASE (DECREASE) IN CASH                         (72)           (72)               (18)               1,050             1,323
CASH BALANCE BEGINNING OF PERIOD                         417            345                345                 273               -0-
                                                         ---            ---                ---                 ---               ---
CASH BALANCE END OF PERIOD                              $345           $273               $327              $1,323            $1,323
                                                        ====           ====               ====              ======

                 See accompanying notes to financial statements.
                                       F1

                  ITEM 2. Management's Discussion and Analysis.


     The Company was formed on June 7, 1985, under the laws of the State of Delaware. The Company was formed under the name of BC Communications, Inc. In 1985, the Company conducted an offering and used the proceeds from the offering, to engage in the business of developing, producing, and distributing programming of a talk show and interview format for commercial, cable and pay television markets. Following the offering the Company exhausted its funds on the incomplete production of a show and decided to seek other business opportunities which would offer growth and development. On February 14, 1987, the Company acquired 73.75 percent of Kinetic Systems, Inc. ("Kinetic Systems"), a Delaware corporation, which was in the process of developing a closed chamber, forced hot air, liquid heating system for use in residential and commercial buildings. Through Kinetic Systems, the Company pursued development of the heating system. In February, 1990, Kinetic Systems entered into a technology and patent license agreement with a Michigan based manufacturer pursuant to which the manufacturer was granted a limited license to develop, manufacture and market the Kinetic heating system apparatus. The agreement subsequently expired by its own terms due in large part to the manufacturer's inability to complete development of the heating system. On January 28, 1993, the Company sold 100 percent of the issued and outstanding Kinetic Systems shares to the Barrister Group, Ltd., for $100,000. The Company has been inactive since 1993.

Development stage activities.

     The following discussion relates to the results of the Company's operations to date, and the Company's financial condition:

     For the next 12 months, the Company plans to devote its efforts to seeking a viable business opportunity. The Company anticipates that its results of operations may fluctuate for the foreseeable future due to several factors, including whether operating results would also be adversely affected by the Company's inability to locate a profitable business venture. Because the Company is desiring to increase its operating expenses for personnel and other general and administrative expenses, the Company's operating results would be adversely affected if either a viable business opportunity could not be developed or located. The Company's limited operating history makes accurate prediction of future operating results difficult or impossible.

    The Company has been a development stage enterprise since its date of inception in 1985 to December 31, 1999. During this period, management had devoted the majority of its efforts to seeking new business opportunities or to develop a new business and finding a management team to continue the process of completing its and obtaining sufficient working capital through loans and equity through a private placement offering. These activities were funded by the Company's management.

Results of operations.

     For the year months ended December 31, 1999 as compared to the year ended December 31, 1998.

     The company has remained inoperative. Sales, costs of goods sold, gross profit, operating expenses and net profit were $-0- for both the year ended December 31, 1998 and 1999. The activities of the Company during the year ended December 31, 1998 and 1999. consisted of preparing and filing corporate income tax returns and filings for the Securities and Exchange Commission.

     The Company's general and administrative costs aggregated approximately $12,843 for the year ended December 31, 1999 as compared to $72 for the year ended December 31, 1998 representing an increase of $12,771. This increase represents office expenses of $3,843 and the accruing of rent of $3,000 and officer's salary of $6,000.

     For the three months ended March 31, 2000 as compared to the three months ended March 31, 1999

     The company has remained inactive. Sales, costs of goods sold, gross profit, operating expenses and net profit were $-0- for both the three months ended March 31, 1999 and 2000. The activities of the Company during the three months ended March 31, 1999 and 2000 consisted of preparing and filing corporate income tax returns and filings for the Securities and Exchange Commission.

     The Company's general and administrative costs aggregated approximately $5,423 for the three months ended March 31, 1999 as compared to $18 for the three months ended March 31, 1999 representing an increase of $5,405. This increase represents professional fees of $3,000 and the accruing of rent of $750, officer's salary of $1,500 and office expense of $173.

Liquidity And Capital Resources

     As of December 31, 1999, the Company's cash balance was $273 and working capital was negative at $19,498 consisting of cash of $273 and less accrued liabilities of $19,771.

     Net (loss) from operations amounted to $(12,843) for the year ended December 31, 1999 due to increases general and administrative expenditures related to the accruing of $3,000 in rent, $6,000 in officer salaries and $3,843 primarily due to the stock transfer agent.

     As of March 31, 2000, the Company's cash balance was $1,323 and working capital was negative at $8,721 consisting of cash of $1,323 and less accrued liabilities of $10,044.

     Net (loss) from operations amounted to $(5,423) for the three months ended March 31, 2000. Cash was provided through the sale of 3,000,000 shares of common stock to HITK Corporation for an aggregate consideration of $15,000 or $.0005 per share. HITK Corporation is under common management control with the principals of the Company.

     The Company's primary short-term needs are to seek sufficient capital to continue the search for a viable business opportunity.

     The Company expects its capital requirements to increase over the next several years as it expands its search for either a viable business opportunity or to develop a profitable business strategy. The Company's future liquidity and capital funding requirements will depend on numerous factors, including the extent to which the Company's efforts to either find a viable business opportunity or to develop a profitable business, the timing of regulatory actions, if any, regarding the Company's entrance into the business, the costs and timing of expansion of the Company's entrance into that business and the timing of hiring additional management to operate that business.

     The Company believes that it must raise additional cash and cash from either its operations or from the personal resources of management to satisfy its funding needs for at least the next 12 months. Thereafter, if cash generated from operations or the personal resources of management is insufficient to satisfy the Company's working capital and capital expenditure requirements, the Company may be required to sell additional equity or debt securities or obtain additional funds. There can be no assurance that such financing, if required, will be available on satisfactory terms, if at all.

     Income tax: As of March 31, 2000, the Company had a tax loss carry-forward of $1,310,205. The Company's ability to utilize its tax credit carry-forwards in future years will be subject to an annual limitation pursuant to the "Change in Ownership Rules" under Section 382 of the Internal Revenue Code of 1986, as amended. However, any annual limitation is not expected to have a material adverse effect on the Company's ability to utilize its tax credit carry-forwards.

                              CATHEL PARTNERS, LTD.
                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000

         NOTE 1 - FORMATION OF COMPANY AND ISSUANCE OF COMMON STOCK

         a. Formation and Description of the Company

     Cathel Partners, Ltd. (the "Company"), was formed under the laws of the State of Delaware on June 7, 1985 with the name B C Communications, Inc. and was authorized to issue up to 10,000,000 shares of common stock, $0.001 par value. On September 4, 1985, the certificate of incorporation was amended to change the number of shares authorized to issue up to 200,000,000 shares of common stock, $0.00001 par value each share. On April 16, 1987, the Company amended its certificate of incorporation to change the number of shares authorized to issue up to 500,000,000 shares of common stock, $0.00001 par value each share. On November 13, 1994, the Company amended its certificate of incorporation to change the name of the corporation to Cathel Partners, Ltd.

         b. Description of Company

         The Company is a development stage company that is without a business purpose since 1993 and is in the process of seeking a viable business opportunity.

         c. Issuance of shares

         On March 10, 2000, the Company sold an aggregate of 3,000,000 shares of common stock to HITK Corporation for an aggregate consideration of $15,000 or $.0005 per share.

         On March 14, 2000, the Company issued an aggregate of 120,000 shares of common stock each to Robert N. Schuck and John Gitlin in consideration of services valued at $1,200 or $.0005 per share.

         NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. Basis of Financial Statement Presentation

         The accompanying unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has had no business activities and has incurred net losses of $1,310,205 from inception to March 31, 2000. These factors indicate that the Company's continuation, as a going concern is dependent upon its ability to obtain adequate financing. The Company will be relying upon the resources of management to provide the necessary working capital to sustain the Company's existence until a viable business opportunity can be located. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing once a viable business opportunity is found.

                              CATHEL PARTNERS, LTD.
                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000

     The financial statements presented at December 31, 1999 consist of the balance sheet as at December 31, 1999 and the statements of operations, cash flows and stockholders equity for the years ended December 31, 1998 and 1999.

         The unaudited financial statements presented at March 31, 2000 consist of the balance sheet as at March 31, 2000 and the statements of operations, cash flows and stockholders equity for the three months ended March 31, 1999 and 2000.

         b. Cash and Cash Equivalents

     Cash and Cash Equivalents - Temporary investments with a maturity of less than three months when purchased are treated as cash

         c. Loss Per Share:

     Basic loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding during the period. During the period from reorganization through December 31, 1999 and March 31, 2000, there were no dilutive securities outstanding.

         d.  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         e. Unaudited financial information

         In the opinion of Management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the consolidated financial position of the Company and its subsidiary as of March 31, 2000 and the consolidated results of its operations and its cash flows for the three months ended March 31, 1999 and 2000. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations of the Securities and Exchange Commission. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

                              CATHEL PARTNERS, LTD.
                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000

         NOTE 3 - RELATED PARTY TRANSACTIONS

         a. Office Space

         The Company occupies office space at 68 Schraalenburg Road, Harrington Park, New Jersey for a monthly rental of $250. The Company has accrued rent expense for the years ended December 31, 1999 and March 31, 2000 of $3,000 and $750 respectively.

         b. Officer Salaries

         No officer has received a salary in excess of $100,000.

         For the years ended December 31, 1999 and for the three months ended March 31, 2000, the Company has accrued a minimal compensation of $250 per month respectively each as compensation to the President and the Vice President/Secretary/Treasurer as consideration for services while the Company is in the development stage of development of and aggregate of $6,996 and $1,500 respectively.

         c. Common Management

         Robert N. Schuck is both the President of the Company and for HITK Corporation which holds 3,250,050 shares or 87.6% of the Company's issued and outstanding shares of stock at March 31, 2000.

         John J. Gitlin is both the Vice President/Secretary/Treasurer of the Company and for HITK Corporation.

         On March 10, 2000, the Company sold an aggregate of 3,000,000 shares of common stock to HITK Corporation for an aggregate consideration of $15,000.

     NOTE 6 - INCOME TAXES

     The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 31, 1999 and March 31, 2000, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward and was fully offset by a valuation allowance.

     At March 31, 2000, the Company has net operating loss carry forwards for income tax purposes of $1,310,205. These carry forward losses are available to offset future taxable income, if any, and expire in the year 2010. The Company's utilization of this carry forward

                              CATHEL PARTNERS, LTD.
                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000

against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

     The components of the net deferred tax asset as of March 31, 2000 are as follows:

          Deferred tax asset:
         Net operating loss carry forward                                    $ 445,470
         Valuation allowance                                                 $(445,470)
                                                                             ----------
         Net deferred tax asset                                             $     -0-


     The Company recognized no income tax benefit from the loss generated for the period from the date of inception to March 31, 2000. SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

         NOTE 7 - COMMITMENTS AND CONTINGENCIES

         a. Employment Agreement with John J. Gitlin

         In March, 2000, the Company entered into an employment agreement with John J. Gitlin as Vice President. The agreement may be terminated at will by Mr. Gitlin upon 30 days notice or election by a majority vote of the board of directors or at the written request of the majority of shareholders. Compensation is $3,000 payable in monthly increments of $250 per month plus reimbursement for out of pocket expenses. Mr. Gitlin was also granted an option to purchase 120,000 of common stock during the term of this agreement.

         During March, 2,000, Mr. Gitlin exercised this option and received 120,000 shares of common stock in consideration for $600 in accrued wages that were due him as of December 31, 1999.

         b. Employment Agreement with Robert N. Schuck

         In March 2000, the Company entered into an employment agreement with Robert N. Schuck as President. The agreement may be terminated at will by Mr. Schuck upon 30 days notice or election by a majority vote of the board of directors or at the written request of the majority of shareholders. Compensation is $3,000 payable in monthly increments of $250 per month plus reimbursement for out of pocket expenses. Mr. Schuck was also granted an option to purchase 120,000 of common stock during the term of this agreement.

                              CATHEL PARTNERS, LTD.
                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000

         During March, 2000, Mr. Schuck exercised this option and received 120,000 shares of common stock in consideration for $600 in accrued wages that were due him as of December 31, 1999.

         NOTE 8 - BUSINESS AND CREDIT CONCENTRATIONS

         The amount reported in the financial statements for cash approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

         NOTE 9 - DEVELOPMENT STAGE COMPANY

         The Company is considered to be a development stage company with little operating history. The Company is dependent upon the financial resources of the Company's management and from the net proceeds of any private placement for its continued existence. The Company will also be dependent upon its ability to raise additional capital to complete is search for a new viable business opportunity, management talent, and working capital to engage in any profitable business activity. Since its reorganization, the Company's activities have been limited to the search for a new viable business opportunity and office space.

PART III

ITEM 1.  INDEX TO EXHIBITS.

     Exhibit No.   Description
     -----------   -----------
     3.1           Certificate of Incorporation of Registrant

     3.2           Certificates of Amendment to Certificate of
                   Incorporation of Registrant

     3.3           By-laws of Registrant

    10.1           Stock Purchase Agreement with HITK Corporation

    10.2           Employment and Stock Purchase Agreement

    10.3           Employment and Stock Purchase Agreement with John J. Gitlin


                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             CATHEL PARTNERS LTD.



Date: June 21, 2000                          By:  /s/Robert N. Schuck
                                                  ------------------------------
                                                  Robert N. Schuck
                                                  President


                                       27